AB

Vf 3-7-02


02006943

ITED STATES
) EXCHANGE COMMISSION
agton, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21374 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WRP INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4407 Belmont Avenue
(No. and Street)

Youngstown (City) Ohio (State) 44505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pintaric (330) 759-2023
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Belloto and Associates, Inc.
(Name — *if individual, state last, first, middle name*)

32 State Street (Address) Struthers (City) Ohio (State) 44471 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, William R. Pintaric, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WRP Investments, Inc., as of December 31, 2001, ~~19~~XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Vice President

Title

Notary Public

WILLIAM R. PINTARIC, NOTARY PUBLIC
STATE OF OHIO
MY COMMISSION EXPIRES 8-12-2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRP INVESTMENTS, INC.

AUDIT REPORT

OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000

TABLE OF CONTENTS

*Belloto*
**and Associates, Inc.**

**Home Savings & Loan Bldg.**
**32 State St.**
**Suite 204**
**Struthers, OH 44471**
**Phone 330-755-7064**
**Fax 330-755-9292**

**Member: Ohio Society of Certified Public Accountants**

## INDEPENDENT AUDITORS' REPORT

Board of Directors
WRP Investments, Inc.
Youngstown, Ohio

We have audited the accompanying statements of financial condition of WRP Investments, Inc. as of December 31, 2001, and 2000, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WRP Investments, Inc. at December 31, 2001, and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Belloto and Associates, Inc.*

Struthers, Ohio
February 21, 2002

WRP INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001, 2000

ASSETS

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Cash | $ 34,299 | $73,324 |
| Commissions Receivable | 158,564 | 265,215 |
| Investments, at market value | 110,414 | 59,930 |
| TOTAL ASSETS | $303,277 | $398,469 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| LIABILITIES | | |
| Commissions Payable | $ 158,564 | $265,215 |
| Total Liabilities | 158,564 | 265,215 |
| STOCKHOLDERS' EQUITY | | |
| Common Stock - no par value, $5.00 stated value, 500 shares authorized, 100 shares issued and outstanding | 500 | 500 |
| Additional Paid in Capital | 106,466 | 106,466 |
| Retained Earnings | 37,747 | 26,288 |
| Total Stockholders' Equity | 144,713 | 133,254 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $303,277 | $398,469 |

The accompanying notes are an integral part of these financial statements

WRP INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUE | | |
| Commission Income | $13,822,333 | $15,770,969 |
| Interest Income | 23,581 | 44,015 |
| Unrealized Gain | 2,828 | 2,381 |
| Miscellaneous Income | 12,431 | 729 |
| TOTAL REVENUE | 13,861,173 | 15,818,094 |
| EXPENSES | | |
| Commission Expense | 12,970,988 | 14,991,390 |
| Management Fee | 873,222 | 847,636 |
| Bank Charges | 1,776 | 1,762 |
| Miscellaneous | | 0 |
| Unrealized Loss | | 0 |
| Errors and Ommisions | 3,728 | 1,922 |
| TOTAL EXPENSES | 13,849,714 | 15,842,710 |
| NET INCOME (LOSS) | $11,459 | ($24,616) |

The accompanying notes are an integral part of these financial statements

WRP INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| BALANCE - December 31, 1999 | $500 | $106,466 | $50,904 |
| Deduct Net Loss | 0 | 0 | (24,616) |
| BALANCE - December 31, 2000 | 500 | 106,466 | 26,288 |
| Deduct Net Loss | 0 | 0 | 11,459 |
| BALANCE - December 31, 2001 | $500 | $106,466 | $37,747 |

The accompanying notes are an integral part of these financial statements

WRP INVESTMENTS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Subordinated borrowings at January 1, 2001 | $0 |
| Increases: | |
| Secured demand note collateral agreements | - |
| Issuance of subordinated notes | - |
| Decreases: | |
| Payment of subordinated notes | 0 |
| Subordinated borrowings at December 31, 2001 | $0 |

The accompanying notes are an integral part of these financial statements

WRP INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000

| Increase (Decrease) in Cash and Cash Equivalents | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATIING ACTIVITIES: | | |
| Net Income (Loss) | $11,459 | ($24,616) |
| Change in Assets - (Increase) Decrease | | |
| Investments | (50,484) | (3,231) |
| Accounts Receivable | 106,651 | 197,203 |
| Insurance Claim Receivable | 0 | 35,610 |
| Change in Liabilities - Increase (Decrease) | | |
| Commissions Payable | (106,651) | (197,203) |
| NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES: | (39,025) | 7,763 |
| NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES: | 0 | 0 |
| NET INCREASE (DECREASE) IN CASH | (39,025) | 7,763 |
| CASH AND CASH EQUIVALENTS/ BEGINNING OF YEAR | 73,324 | 65,561 |
| CASH AND CASH EQUIVALENTS/ END OF YEAR | $34,299 | $73,324 |
| SUPPLEMENTAL DISCLOSURES | | |
| Cash Paid during the year: | | |
| Interest | $0 | $0 |
| Income Taxes | $0 | $0 |

The accompanying notes are an integral part of these financial statements

WRP INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000

## NATURE OF BUSINESS

The company was formed in November 1976 to operate as a full service brokerage firm and is a member of the National Association of Securities Dealers (NASD) and operates as an S Corporation.

## SUMMARY OF SIGNIFICANT POLICIES

### Revenue Recognition:

Commission income and related commision expenses are recorded on a trade date basis.

### Investments:

Investments are stated at market value based on brokerage statements. The resulting difference between cost and market value is included in income.

### Federal Income Tax:

Net income or loss of the company flows through and is taxable directly to the shareholders, pursuant to an election as an S Corporation under the Internal Revenue Code.

## ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## CASH AND CASH EQUIVALENTS

Cash consists of a non-interest bearing checking account, an interest bearing investment account and all cash equivalents expected to be turned to cash within six months at December 31, 2001 and December 31, 2000.
For purposes of the computation of net capital, investments listed are treated as cash and cash equivalents.

## ESCROW DEPOSIT

The company is required to maintain a minimum escrow deposit of $50,000 with their clearing house at December 31, 2001, which is included in cash.

WRP INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000

## INVESTMENTS

Investments at December 31, 2001 reported at market value were as follows:

| | |
|---|---|
| U. S. Treasury Notes | $47,489 |
| Fidelity Government Securities | 14,959 |
| Liberty Floating Rate Advantage | 44,827 |
| Watson Pharmaceuticals | 3,139 |
| | $110,414 |

## RELATED PARTY TRANSACTIONS

Commissions paid to shareholders are not segregated since they are subject to the company's normal terms.

## NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the company had net capital of $132,336 which was $82,336 in excess of its required net capital of $50,000. The company's net capital ratio was 2.29 to 1.

## LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings subordinated to the claims of general creditors during the year ended December 31, 2001.

## CONCENTRATION OF CREDIT RISK

The company maintains cash balances at one financial institution in Youngstown, Ohio. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances per statement total $568,501.

## COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits. Management is of the opinion that the liability if any, will not be in excess of insurance coverage resulting from such litigation.

# SUPPLEMENTARY INFORMATION

WRP INVESTMENTS, INC.

SCHEDULE I

Computation of Net Capital under SEC Rule 15c3-1
December 31, 2001

| | |
|---|---|
| Total Assets | $303,277 |
| Less: Total Liabilities (Exclusive of subordinated debt) | 158,564 |
| Net Worth--Capital before deductions | 144,713 |
| Other Deductions/Charges | (4,000) |
| Haircuts on securities: Trading and investment securities, U.S. Government obligations | (8,379) |
| Net Capital | $132,334 |

WRP INVESTMENTS, INC.

SCHEDULE II

December 31, 2000

(h) - - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

(i) - - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to exemption (k) (2) (I) of Rule 15c3-3

(j) - - RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the company and filed with their most recent Part IIA unaudited report and the schedule included with these statements.

The company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to exemption (k) (2) (I) of Rule 15c3-3.

*Belloto*
**and Associates, Inc.**

**Home Savings & Loan Bldg.**
**32 State St.**
**Suite 204**
**Struthers, OH 44471**
**Phone 330-755-7064**
**Fax 330-755-9292**




Board of Directors
WRP Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of WRP Investments, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bellato and Associates, Inc.

Struthers, Ohio
February 21, 2002